UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2020

To The Stars Academy of Arts and Science Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-0601064
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

315 S. Coast Hwy 101, Suite U38 Encinitas, California 92024
(Full mailing address of principal executive offices)

(760) 266-5313
(Issuer’s telephone number, including area code)

In this semi-annual report, the term “TTS AAS” or “the company” or “us” or “we” refers to To The Stars Academy of Arts and Science Inc. and its consolidated subsidiaries, including To The Stars, Inc. (“TTS”).

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company’s management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s discussion and analysis of financial condition and results of operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2020 (“Interim 2020”) and the six-month period ended June 30, 2019 (“Interim 2019”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this semi-annual report. The consolidated financial statements included in this report are those of TTS AAS and represent our entire operation. The financial statements included in this filing as of and for the six months ended June 30, 2020 are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Overview

The company is a public benefit corporation that was established in 2017 as a revolutionary collaboration between academia, industry and pop culture to advance society’s understanding of scientific phenomena and its technological implications.

Our mission is to be a vehicle for change by inspiring a newfound appreciation and understanding of the profound, yet unresolved, mysteries of the universe that can have a positive impact on humanity. We are working to achieve our mission via an entertainment, science and aerospace consortium that inspires and collaborates with global citizens to investigate the outer edges of science and unconventional thinking in order to push human knowledge and capability forward.

Results of Operation

The company is currently organized as two separate divisions: the Entertainment Division (TTS) and the Science and Technology Division. Our public benefit purpose is a unifying factor across our divisions. Currently only one of our divisions, the Entertainment Division, receives revenue. TTS creates and licenses original content across a variety of media platforms including music, books, movies and television. TTS also manufactures brand-related novelty merchandise, primarily sold direct to consumer within its own e-commerce and retail channels. Existing products may be found at www.tothestars.media

TTS is a vertically integrated entertainment company that creates, produces, and distributes original and licensed multi-media content, including music, books, and film. We measure performance of that business by profit, profit margin, sell-through rate, daily sales revenue, number of orders/customers, average order value, average value engagement ratios (number of people engaging in content or spending time on site), user conversion ratio, customer acquisition cost, customer satisfaction and retention, repeat purchases, email campaign indicators (e.g., open rate, click-through rate, user conversion), and customer engagement, including social media impressions, interaction, click-through, and time spent on site.

We recognize revenue related to the sales of products and services in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to our customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance. Revenue is recognized from our in-store sales when the customer receives and pays for the merchandise at the register.  For e-commerce sales, we recognize revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis.

Revenues increased to $716,713 for Interim 2020 from $459,687 for Interim 2019, or 56%. The 2020 increase in net revenues was primarily attributable to higher direct to consumer sales on the company’s own e-commerce platform due to more new and limited-edition product releases during Interim 2020 as compared to Interim 2019, coupled with investments in new product designs and digital advertising. The increase in sales on the e-commerce platform more than compensated for the loss in sales due to the temporary shut down of our retail store location in Encinitas, CA, see “COVID-19 Global Pandemic” below. The company’s e-commerce platform includes a full assortment of the company’s branded digital products and physical merchandise.

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which do not meet the criteria for capitalization. Cost of revenues for increased for Interim 2020 to $308,487 as compared to $190,815 for Interim 2019, a 62% increase. Higher cost of revenues for Interim 2020 as compared to Interim 2019 was primarily the result of higher volume of inventory purchases in Interim 2020 as compared to Interim 2019.

As a result of the foregoing, gross profit increased 52% to $408,226 in Interim 2020 from $268,872 for Interim 2019. Accordingly, our gross margins decreased slightly to 57% in Interim 2020 from 58% in Interim 2019.

The company’s operating expenses consist of general and administrative expenses, sales and marketing expenses, stock-based compensation expense and depreciation and amortization. Operating expenses for Interim 2020 amounted to $2,249,376, which was a 58% decrease compared to $5,363,348 for Interim 2019. The primary components of this decrease were the following:

•	General and administrative expenses decreased to $225,336 for Interim 2020 from $235,416 for Interim 2019, a 4% decrease due to lower administrative salary expenses during the 2020 period.

•	Stock-based compensation expense decreased 69% to $1,440,048 for Interim 2020 from $4,639,009 for Interim 2019 due to a decrease in the issuance of option shares granted to employees, directors, consultants, and independent advisors.

•	A decrease in depreciation and amortization expense to $75,045 for Interim 2020 from $83,231 for Interim 2019, a 10% decrease as our amortization method amortizes certain media assets at a faster rate earlier in their ownership and the majority of our assets have been held over a year.

The above decreases were offset by an increase in sales and marketing expenses of 25%, up to $508,947 for Interim 2020 from $405,692 for Interim 2019, which was due to increased expenses for the company’s increased use of social media promotion during Interim 2020.

The company incurred interest expense of $66,380 for Interim 2020 and $42,022 for Interim 2019. The 58% increase is due to higher costs associated with short-term loan advances utilized during Interim 2020.

The company’s provision for income taxes was $1,600 for both Interim 2020 and Interim 2019.

As a result of the foregoing factors, the company’s net loss from operations decreased 63% to $1,909,130 for Interim 2020 compared to a net loss of $5,138,098 for Interim 2019.

Liquidity and Capital Resources

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have an accumulated deficit at June 30, 2020 of $53,741,136. We expect to incur substantial expenses and generate continued operating losses until we generate revenues sufficient to meet our obligations. Thus, until we can generate sufficient cash flows to fund operations, we are dependent on raising additional capital through debt and/or equity transactions.

At June 30, 2020, the company had cash of $70,481.

Regulation A

Offering From July 12, 2019 to July 12, 2020, the company had a second offering pursuant to Regulation A to raise additional capital to fund ongoing operations. The company sold a total of 161,762 shares of Class A Common Stock in this offering at $5 per share and raised a total of $808,810 before deducting any selling agent fees and estimated offering expenses. The company’s third Regulation A offering for up to $30,000,000 was qualified by the SEC on September 18, 2020.

Line of Credit from Related Party

During 2018, the company entered into a revolving line of credit agreement (“Line of Credit”) with Tom DeLonge, evidenced by a secured promissory note (“2018 Note”) from the company to Mr. DeLonge, which matured on December 31, 2019. The Line of Credit allowed the company to borrow funds up to a total amount of $495,000 on a revolving basis at 8.58% per annum. The 2018 Note required minimum monthly payments of principal and interest during the Borrowing Term and is secured by certain intellectual property rights of the company. The company is not able to borrow additional funds and has not repaid the 2018 Note and the accrued interest owing at its December 31, 2019 maturity date. In March 2020, Mr. DeLonge agreed to extend the repayment terms of the Note until it is paid in full (“Repayment Period”). Effective March 1, 2020, the Mr. DeLonge also agreed to reduce the interest rate on the Note to 2.95% per annum. During the Repayment Period which commenced on June 1, 2020, the company is required to make minimum monthly payments of $4,000, which will be applied first to any accrued interest owing and then to principal amounts outstanding.

As of December 31, 2019 and June 30, 2020, the company had outstanding borrowings owing under the Line of Credit in the amount of $463,837 and $463,837, respectively. Accrued interest owing under the Line of Credit amounted to $27,234 and $31,426 at December 31, 2019 and June 30, 2020, respectively.

Advances and Loan from Related Party

During Interim 2020 and the year ended December 31, 2019, the company received advances of monies totaling $0 and $77,000 (the “Advances”), respectively, from Tom DeLonge for operational expenses and working capital needs. The Advances did not bear interest and are due on demand. As of December 31, 2019 and June 30, 2020, the amounts due and payable to Tom DeLonge for these Advances amounted to $77,000 and $77,000, respectively. During March 2019, the $69,785 of Advances owing as of December 31, 2018 were memorialized in the Loan (defined below). Accordingly, the company reflected the Advances owing as of December 31, 2018 as long-term liabilities in Amounts Due Related Party in the accompanying consolidated balance sheets. On March 31, 2019, the company and Mr. DeLonge entered into a loan agreement (the “Loan”) whereby Mr. DeLonge agreed to lend an additional $30,215 to the company in addition to the $69,785 in Advances then owed for a total Loan amount of $100,000; as well as to memorialize the terms of conditions of the Loan, including repayment. The Loan bears interest at 6% per annum beginning March 31, 2019 and full repayment of the principal and any accrued interest owed under the Loan is required by December 31, 2020. As of June 30, 2020 and December 31, 2019, the principal owing under this Loan totaled $91,426 and $91,426, respectively, and the accrued interest owing under this Loan totaled $4,266 and $4,266, respectively. These are reflected as current liabilities in Amounts Due Related Party in the accompanying consolidated balance sheets.

Licensing Agreement with Related Party

Under the terms of an April 26, 2017 Licensing Agreement with Tom DeLonge and Mr. DeLonge’s affiliated entities Mr. Handsome, LLC and Good in Bed Music, ASCAP (the “DeLonge Entities”), the company is obligated to pay the DeLonge Entities a royalty on gross sales ranging from 0.5% – 15% depending on the product category, with a minimum royalty guarantee of $100,000 each calendar year. The royalties due the DeLonge Entities under this Agreement for the Interim 2020 and the year ended December 31, 2019 were equal to the minimum guarantee amount of $100,000, and was recorded by the company as a cost of revenues. For the Interim 2020 and the year ended December 31, 2019, the $300,000 and $200,000, respectively, in accumulated royalties due the DeLonge Entities had not been paid and are included as current liabilities in Amounts Due Related Party in the accompanying consolidated balance sheets. Collectively, monies due to Mr. DeLonge under these related party transactions totaled $1,025,743 and $963,763 as of June 30, 2020 and December 31, 2019, respectively.

Other Debt Instruments

During the Interim 2020 and the year ended December 31, 2019, the Company obtained several short-term merchant loans, which totaled $290,920 and $565,729, respectively, from several lenders to be used to fund operations. These loans included origination fees and interest expense totaling $47,382 and $50,537, for the Interim 2020 and the year ended December 31, 2019, respectively, ranging from [3.5]% to [13.9]% per annum, of the amounts advanced, except for two of the loans obtained during 2019, which bore interest at 28.14% and 32.61% per annum. These loans are, for the most part, secured by expected future sales transactions of the Company. During the Interim 2020 and the year ended December 31, 2019, the Company made payments of the origination fees, interest and loan principal totaling $438,677 and $463,685, respectively. At June 30, 2020 and December 31, 2019, the amounts owed under these arrangements were $463,685 and $240,186, respectively. As of June 30, 2020 and December 31, 2019, the Company was in compliance with financial and nonfinancial covenants contained in these loans.

Currently, the company does not have any commitments or assurances for additional capital, other than disclosed above, nor can the company provide assurance that such sources of funds will be available to it on favorable terms, or at all. If, after utilizing the existing sources of capital available to the company, further capital needs are identified and the company is not successful in obtaining the financing, it could potentially be forced to curtail its existing or planned future operations.

Cash Flow

The following table summarizes, for the periods indicated, selected items in our condensed Statements of Cash Flows:

	Six Months Ended
	June 30,
	2020	2019
Net cash (used in) provided by:
Operating activities	$(234,812)	(285,332)
Investing activities	$(9,404)	(17,610)
Financing activities	$217,793	242,739

Operating Activities

Cash used in operating activities was $234,812 for Interim 2020, as compared to cash used in operating activities of $285,332 for Interim 2019. The decrease in cash used in operating activities was primarily due to reduced operating costs related to payroll and marketing in Interim 2020.

Investing Activities

Cash used in investing activities was $9,404 for Interim 2020 and $17,610 for Interim 2019.

Financing Activities

Cash provided by financing activities decreased to $217,793 for Interim 2020 from $242,739 for Interim 2019. The decrease in cash provided by financing activities was primarily due to the availability of more cash from retail sales activity.

Off-balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

Trend Information

Management Update

In 2020, we have achieved the following:

•	Officially kicked-off our Cooperative Research and Development Agreement with the U.S. Army and began setting up process, procedures and requirements to conduct work.

•	Our continued effort to gain awareness and credibility for UAP research was solidified by the official release by The Pentagon of three vides previously released by the company, where the Pentagon officially released a statement to clear up any misconception to the authenticity of the videos and as the top branch of the military, officially confirmed the videos were considered unidentified aerial phenomenon for the very first time. TTSA then embarked on a press tour to engage the public, commend the Department of Defense and continue to educate the public about the need for better data and research to understand the phenomenon.

•	Launched the TTSA Talks program to dive deeper than any other source into the complexities of the TTSA mission, its programs, partners and products. The program commenced in May 2020 with Deputy Assistant Secretary of Defense for Intelligence and TTSA Advisor Chris Mellon engaging in a live Q & A session on Twitter to answer people’s questions. The plan will be to follow-up with a regular podcast series with in-depth interviews.

•	Acquired distribution rights for Vital Vio’s patented antimicrobial LED technology.

•	Expanded our agreement with TruClear Global to include additional technology products including the Illustro Rapid Response Display System.

•	2020 first quarter retail sales increased 56% over first quarter of 2019.

•	2020 second quarter retail sales increased 136% over second quarter of 2019.

In 2020, the company released the following new products and services:

•	The Illustro Rapid Response Vehicle

•	Vital Vio’s clinically proven antimicrobial LED technology solution

•	Boomer branded retail merchandise

•	Collectable Fender Stratocaster Miniature Replica Guitars

•	Angels & Airwaves “All That’s Left is Love” t-shirt to benefit Feeding San Diego Covid-19 Response Fund

•	Season 2 of the docu-Series on A+E's History Channel, 'UNIDENTIFIED: Inside America’s UFO Investigation' premiered on July 11, 2020. The company’s employees were key cast members in the series.

For 2020, and in light of the COVID-19 health crisis, the company is focused on accelerating the funding, development and adoption of advanced technology that can create a safer future for society. This includes supporting organizations like Vital Vio and TruClear Global.

Projects Planned

Over the next 12 months the company intends to:

•	Accelerate the development of our artificial intelligence initiative so the solution can be utilized as a predictive analysis tool in various government, commercial and private sectors.

•	Focus on expanding our intellectual property portfolio by acquiring and developing new intellectual property for emerging technology solutions in markets where our team has extensive experience and expertise

•	Continue pre-production planning for the feature film ‘Monsters of California.’ This includes development plans for expanding the intellectual property into additional media formats and merchandise.

•	Invest in expanding the To The Stars entertainment merchandise brand.

•	Leverage our exposure from the TV docu-series, working title Unidentified: Inside America’s UFO Investigation, to further our educational efforts about unidentified aerial phenomenon on a global scale.

•	Invest in content communications to educate the public about TTSA’s products and mission.

•	Launch the SCOUT mobile application to expand the reach and collection of data for The VAULT.

•	Continue our efforts to educate and influence policy at all levels of the Department of Defense and U.S. government in order to further research studies of unidentified aerial phenomenon.

•	Complete the evaluation stage and begin the development phase on the BELS and STME projects.

•	Expand the scope of our efforts to collect and analyze materials under the A.D.A.M. Research Project that could lead to discoveries and commercial applications.

We would need to seek more funds to complete these projects after 12 months.

The company is currently evaluating different funding mechanisms to allow the Entertainment, Science and Technology Divisions to accelerate progress, scale and expand, including institutional monies, foundations, private equity and angel investment.

COVID-19 Global Pandemic

The outbreak of the COVID-19 coronavirus has been declared a pandemic by the World Health Organization and continues to spread in the United States, Canada, and in many other countries globally. The spread of COVID-19 has caused public health officials to recommend precautions to mitigate the spread of the virus. Government authorities in certain markets in which we operate have also issued orders that require the closure of non-essential businesses and people to remain at home. To date, our business has not experienced a significant negative impact due to COVID-19 disruptions, but the extent to which COVID-19 may impact the company’s business activities in the future will depend on future developments, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, business disruptions, a possible second wave of such outbreak, and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. All these events could make it difficult or impossible for us to deliver our products to our customers or could decrease the demand for our products. They could also result in us not being able to continue with our various projects or in making it difficult or impossible for us to create new products or content to be monetized.

For example, on March 15, 2020, we had to temporarily shut down our retail store location in Encinitas, CA because it was not considered an essential business which could remain open throughout the pandemic period. We reopened this retail store location on June 4th with a limited Tuesday-to-Saturday schedule and strict sanitation guidelines, but our retail location had no sales in the period from March 15, 2020 to June 4, 2020. Our projects involving television and film were able to continue production with virtual interview sessions, remote editing, virtual production tools, virtual promotional activities and limited on-set visits to key cast members.

Production on Season 2 of the docu-Series on A+E's History Channel, 'UNIDENTIFIED: Inside America’s UFO Investigation' was able to continue through virtual interview sessions and remote editing. This series premiered on July 11, 2020 as planned, with promotional activities taking place virtually. ‘Monsters of California’ feature film is still on track to go into production in the Fall of 2020 and will adhere to any guidelines for health measures at that time. These could include limiting on-set visits to key cast members only, with some producers doing work with virtual tools. No other major projects that were underway have so far been affected by COVID-19. Meetings with potential studio partners continued virtually.

The company was also able to continue the onboarding process under the Cooperative Research and Development Agreement with the U.S. Army through the exchange of proprietary information, metamaterials, facility setup and remote communications. However, laboratory testing that we planned to conduct pursuant to our ADAM Research Project was paused and will resume at some future date when laboratories resume normal operations. Remote programming work on VAULT and SCOUT continued as well.

The COVID-19 pandemic had a negative effect on us being able to solicit investment effectively in the marketplace pursuant to our second Regulation A offering, which expired on July 12, 2020. This was partially due to the fact that media coverage was primarily focused on several stories of profound national and global importance, including developments relating to the COVID-19 pandemic. The media’s primary focus on these developments prevented us from proceeding with our planned marketing efforts and, we believe, resulted in reduced market appetite for investment.

However, the extent to which COVID-19 will impact our future results will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions taken to contain it or treat its impact. The exact impact of COVID-19 disruptions on our overall and future financial condition and results of operations is difficult to determine and predict.

We expect to continue a remote working environment in some capacity into the future, with only key operations, such as minimal retail and warehouse employees, conducting business in the workplace. We will continue to use tools such as Zoom and Slack for consistent and ongoing communication with everyone involved in company business.

Item 2. Other Information

None.

Item 3. Financial Statements

The accompanying semiannual consolidated financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the company’s Annual Report for the year ended December 31, 2019 filed with its Form 1-K. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for Interim 2020 are not necessarily indicative of the results that can be expected for the year ending December 31, 2020.

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	June 30, 2020	December 31, 2019
Assets
Current assets
Cash	$70,481	$78,096
Accounts receivable, net	52,786	81,565
Inventory	83,535	125,774
Deferred offering costs	-	-
Prepaid author royalties	43,566	54,618
Other current assets	-	4,750
Total Current Assets	250,368	344,803

Prepaid author royalties, net of current portion	87,920	87,920
Property and equipment, net	157,567	194,507
Media assets, net	99,556	136,013
Other Assets	42,500	42,500
Total assets	$637,911	$805,743

Liabilities and Stockholders' Equity (Deficit)
Current liabilities
Accounts payable	$389,863	$304,864
Revolving line of credit due related party	469,566	463,837
Amounts due related party	556,177	499,926
Accrued liabilities	85,265	86,807
Short-term loans and advances	290,921	240,186
Capital lease obligations	-	-
Total current liabilities	1,791,792	1,595,620

Noncurrent liabilities
Amounts due related party	-	-
Related party notes payable	-	-
Total liabilities	1,791,792	1,595,620

Commitments and contingencies (Note 5)

Stockholders' Equity (Deficit):
Preferred stock, $0.0001 par value; 91,000 shares authorized; no shares issued and outstanding as of June 30, 2020 and December 31, 2019	-	-
Class A common stock, par value $0.0001; 100,000,000 shares authorized; 12,129,269 and 12,084,253 shares issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	1,221	1,208
Class B common stock, par value $0.0001; 9,000 shares authorized; 5,400 shares issued and outstanding as of June 30, 2020 and December 31, 2019	1	1
Additional paid-in capital	52,586,033	51,040,920
Accumulated deficit	(53,741,136)	(51,832,006)
Total Stockholders' Equity (Deficit)	(1,153,881)	(789,877)
Total Liabilities & Stockholders' Equity (Deficit)	$637,911	$805,743

The accompanying notes are an integral part of these consolidated financial statements.

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Six Months Ended
	June 30,
	2020	2019
Revenues	$716,713	$459,687

Cost of revenues	308,487	190,815

Gross profit	408,226	268,872

Operating expenses:
General and administrative	225,336	235,416
Sales and marketing	508,947	405,692
Stock-based compensation	1,440,048	4,639,009
Depreciation and amortization	75,045	83,231
Total operating expenses	2,249,376	5,363,348

Operating loss	(1,841,150)	(5,094,476)

Other expenses:
Interest expense	66,380	42,022
Other income	-	-
Total other expenses	66,380	42,022

Loss before provision for income taxes	(1,907,530)	(5,136,498)

Provision for income taxes	1,600	1,600

Net loss	$(1,909,130)	$(5,138,098)

Net loss per share: basic and diluted	$(0.17)	$(0.11)
Weighted average number of shares outstanding: basic and diluted	11,396,723	45,651,458

The accompanying notes are an integral part of these consolidated financial statements.

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
	June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,909,130)	$(5,138,098)
Adjustments to reconcile net loss to cash flows used in operating activities:
Depreciation	36,940	39,026
Amortization	38,105	44,206
Stock-based compensation	1,440,048	4,639,010
Changes in operating assets and liabilities:
Accounts receivable, net	28,779	28,225
Inventory	42,239	(17,006)
Other current assets	4,750	6,796
Accounts payable	84,999	106,622
Accrued liabilities	(1,542)	5,887
Net cash used in operating activities	(234,812)	(285,332)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	-	-
Purchase of media assets	(1,648)	(7,542)
Other, net	11,052	(10,068)
Net cash used in investing activities	9,404	(17,610)

CASH FLOWS FROM FINANCING ACTIVITIES:
Advances from Related Party	61,980	80,735
Proceeds from short-term loans & advances, net	251,480	81,331
Repayments on short-term loans & advances	(200,744)	-
Principal payments on capital leases	-	(11,056)
Proceeds from related line of credit advances	-	157,575
Reg A Capital Raise - shares issued	229,479	-
Reg A Capital Raise - deferred offering costs	(124,402)	(65,846)
Net cash provided by financing activities	217,793	242,739

Increase (decrease) in cash and cash equivalents	(7,615)	(60,203)
Cash and cash equivalents, beginning of year	78,096	107,041
Cash and cash equivalents, as of June 30	$70,481	$46,838

Supplemental disclosures of cash flow information:
Cash paid for interest	$66,380	$24,022
Cash paid for income taxes	$1,600	$3,200

Non cash investing and financing activities:
Reclass of related party note payable and accrued interest to contributed capital	-	$679,123

The accompanying notes are an integral part of these consolidated financial statements.

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2020 AND 2019

(UNAUDITED)

NOTE 1 – BASIS OF PRESENTATION

To the Stars Academy of Arts and Science Inc. (which may be referred to as “TTS Academy”, the “Company”, “we”, “us”, or “our”) was incorporated on February 13, 2017 as a Delaware public benefit corporation. TTS Academy has created a science, aerospace and entertainment consortium that collaborates with global citizens to investigate the outer edges of science and unconventional thinking and provide access through multi-media entertainment content and education. The Company’s headquarters are located in Encinitas, California.

TTS Academy is the parent company of To The Stars, Inc. “TTS Inc.”, a vertically integrated entertainment company that creates, produces and distributes original and licensed multi-media content, including music, books and film. To the Stars, Inc. has developed several branded media properties, which are included within the consolidated financial statements of the Company.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying interim unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information in accordance with the instructions to Form 1-SA. In our opinion, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Operating results for the six months ended June 30, 2020 are not necessarily indicative of the results that may be expected for the year ending December 31, 2020. Notes to the unaudited interim financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the year ended December 31, 2019 have been omitted. This report should be read in conjunction with the audited financial statements and the footnotes thereto for the fiscal year ended December 31, 2019 included within the Company’s Form 1-K as filed with the Securities and Exchange Commission.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from operations and has an accumulated deficit at June 30, 2020 of $53,741,136.

During the next twelve months, the Company intends to fund its operations through the continued sale of common stock to third parties through its third Regulation A offering and other means of financing as available. The company’s second Regulation A Offering expired in July 2020.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of To The Stars Academy of Arts and Science Inc. and its subsidiaries To The Stars, Inc., Poet Productions, LLC (a California LLC) and Love Movie, LLC (a California LLC) for all periods presented. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, sales return allowance, amortization periods of media assets, and recoverability of long-lived assets. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and are non-interest-bearing. Accounts receivable primarily consists of trade receivables. The Company maintains an allowance for doubtful accounts to reserve for potential uncollectible receivables. The Company makes judgments as to its ability to collect outstanding receivables and records allowances against receivables if collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivable balances. The Company’s estimates of these allowances ultimately may not be reflective of actual collection results. As of June 30, 2020 and December 31, 2019, the reserve was insignificant to the consolidated financial statements.

Inventory

Inventories, which consist primarily of merchandise, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) to seven (7) years. Leasehold improvements are depreciated over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Pre-publication Costs (Media Assets)

The Company capitalizes the art, prepress, manuscript, studio time, engineering, production and other costs incurred in the creation of the master copy or final product of a book, music or other media (the “pre-publication costs”). Pre-publication costs related to books and other media are primarily amortized from the date of issuance over a period of five years using the straight-line method as most of these pre-publication costs are spread over multiple products issued within that time frame. For music related cost, the Company uses the sum-of-the-years-digits method, which is an accelerated method for calculating an asset’s amortization. Under this method, the amortization expense recorded for a pre-publication cost asset is approximately 47% (year 1), 25% (year 2), 14% (year 3), 8% (year 4) and 5% (year 5). The amortization methods and periods chosen best reflect the pattern of expected sales generated from individual titles, music and/or programs. The Company periodically evaluates the remaining lives and recoverability of capitalized pre-publication costs, which are often dependent upon program acceptance by state adoption authorities. For the six months ended June 30, 2020 and 2019, there was no impairment of prepublication costs.

Royalty Advances

Royalty advances to authors are capitalized and represent amounts paid in advance of the sale of an author’s product and are recovered as earned. As advances are recorded, a partial reserve may be recorded immediately based primarily upon historical sales experience. Advances are evaluated periodically to determine if they are expected to be recovered. Any portion of a royalty advance that is not expected to be recovered is fully reserved. As of June 30, 2018 and December 31, 2017, royalty advances recorded within other current assets in the accompanying consolidated balance sheets were $168,588 and $153,810, respectively. During the six months ended June 30, 2020 and 2019, there were no reserves recorded against royalty advances.

Impairment of Long-Lived Assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Deferred Rent

The Company accounts for lease rentals that have escalating rents on a straight-line basis over the life of each lease. This accounting generally results in a deferred liability (for the lease expense) recorded on the consolidated balance sheets. As of June 30, 2020 and December 31, 2019, the Company's liability related to such was $40,569 and $38,563, respectively, and included within accrued liabilities on the accompanying consolidated balance sheets.

Revenue Recognition

The Company recognizes revenue pursuant to Accounting Standards Codification 606, which requires revenue to be recognized at an amount that reflects the consideration expected to be received is exchange for transferring goods or services to customers. Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company’s customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of title, physical possession, the risks and rewards of ownership and customer acceptance.

Revenue is recognized from the Company's in-store sales when the customer receives and pays for the merchandise at the register. For e-commerce sales, the Company recognizes revenue at the time the merchandise is shipped from our facility. Customers typically receive goods within four days of shipment. Amounts related to shipping and handling that are billed to customers are reflected in revenues, and the related costs are reflected in cost of revenues. Revenues from the sale of electronic formats of music, books and other media related items are recognized when the consumer receives the product. Taxes collected from customers and remitted to governmental authorities are presented in the consolidated statements of operations on a net basis. In addition, the Company records revenues net of an estimated sales returns allowance. As of June 30, 2020 and December 31, 2019, the Company’s sales return allowance was $40,569 and $6,781, respectively.

Cost of Revenues

Cost of revenues consists of merchandise costs, shipping costs, consulting and content costs which don't meet the capitalization criteria, royalties, etc.

General and Administration

General and administrative expenses include general corporate expenditures consisting of rent and facility costs, accounting, and legal fees, insurance expenses, etc.

Advertising

The Company expenses advertising costs as incurred.

Stock-Based Compensation

The Company uses ASC 718 and ASC 505 for stock-based compensation. Compensation for all stock-based awards, including stock options and restricted stock, is measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company’s underlying common stock. For employees, the Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated service or vesting periods. For non-employees, the stock-based awards are valued at the value of the stock award on the date the commitment for performance has been reached or their performance is complete. As of June 30, 2020 and December 31, 2019, all non-employee awards had similar vesting terms to those of employees.

On April 16, 2019, holders of shares of Common Stock subject to options executed the Rescission and Relinquishment Agreement (Optionholders) dated April 18, 2019 thereby reducing the number of vested and non-vested shares of Common Stock subject to options. On April 23, 2019, the Board approved the Amended and Restated 2017 Stock Incentive Plan (“ANR Plan”) to revise the number of shares of Common Stock reserved for issuance, consistent with the share reduction transactions.

On April 24, 2019, the Board approved issuances of option shares to employees, directors, consultants and independent advisors, but as of April 30, 2019, not all documents effecting these transactions had been executed. The issuance of new option shares will impact the items discussed in Note 6 – Stockholders’ Deficit in 2019.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

Income Taxes

The Company applies ASC 740 Income Taxes.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

Cash

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits. To date there have been no losses.

Revenues and Accounts Receivable

The Company has a concentration risk from a third-party provider which accumulates revenues and royalties due to the Company primarily through digital sales of the Company music products and then remits the monies collected to the Company. These revenues represent approximately 11% and 16% of total revenues for the six months ended June 30, 2020 and 2019. As of June 30, 2020 and December 31, 2019, accounts receivable from this third party represented 0% and 17% of accounts receivable, respectively. Additionally, as of June 30, 2020 and December 31, 2019, the Company had one customer which represented 8% and 71% of accounts receivable, respectively.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2020 and 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts receivable, other current assets, accounts payable, accrued liabilities, related party notes payable, etc. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Basic Loss per Common Share

Basic loss per share is calculated by dividing the Company’s net loss applicable to common shareholders by the weighted average number of common shares during the period. Diluted earnings per share is calculated by dividing the Company’s net loss available to common shareholders by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted for any potentially dilutive debt or equity. The Company's common stock equivalents consist of common stock issuable upon the exercise of options. As of June 30, 2020 and 2019, the effect of dilutive securities was anti-dilutive and thus is not included.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and leasements in this standard are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for a public entity. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the effect this guidance will have on its consolidated financial statements and related disclosures.

The FASB Board issues ASU’s to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

NOTE 4 – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

Property and equipment consisted of the following at June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Furniture & Fixtures	64,641	51,282
Leasehold Improvements	372,537	372,537
Machinery & Equipment	163,217	196,570
Total FIXED ASSETS	600,396	600,395
Less accumulated depreciation	(442,829)	(405,888)
	157,567	194,507

Depreciation expense for the six months ended June 30, 2020 and December 31, 2019 was $442,829 and $405,888 respectively.

Media assets consisted of the following at June 30, 2020 and December 31, 2019:

	June 30, 2020	December 31, 2019
Media Assets - Music	428,255	322,576
Media Assets - Books & Other Media	309,375	383,509
Media Assets - Web	75,732	182,082
Total Media Assets	813,363	888,167
Media Assets - Accum Amort	(790,259)	(752,154)
	23,104	136,013

Amortization expense for the six months ended June 30, 2020 and 2019 was $790,259 and $752,154, respectively.

NOTE 5 – BORROWINGS

Short-term Loans and Advances

On April 15, 2020, the Company received loan proceeds in the amount of $96,600, pursuant to the Paycheck Protection Program (“PPP”), which was established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act’) enacted March 27, 2020. The PPP loan matures on April 15, 2022 and bears interest at a rate of 1.00% per annum, payable in monthly installments commencing on November 15, 2020. The PPP loan may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, some or all of the loan and accrued interest are eligible for forgiveness after an eight-week measurement period if the Company uses the loan proceeds for qualifying expenses as described in the CARES Act. The Company intends to use the proceeds for purposes consistent with the PPP and believes it will meet the conditions for forgiveness of the loan and accrued interest.

Capital Leases Equipment only

As of June 30, 2020, all the balances outstanding were paid in full and no amounts are owed.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Leases

There have been no changes to the Company’s office lease during the six months ended June 30, 2020.

Contracts

The Company routinely enters into long-term commitments with writers for the future delivery of book and screenplay related product. Such commitments generally become due only upon delivery and Company acceptance of the product. Additionally, such commitments are typically cancelable at the Company’s discretion, generally without penalty.

NOTE 7 – STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock

The Company is authorized to issue 100,000,000 shares of Class A common stock. As of June 30, 2020 and December 31, 2019, there were 12,254,057 and 12,084,253 shares of Class A common stock outstanding, respectively.

In July 2019, the Company’s Regulation A offering was qualified by the Securities and Exchange Commission. For the period January 1, 2020 to June 30, 2020, investors have committed approximately $225,605 under the ongoing offering and 45,121 shares of Class A common stock were issued to shareholders pursuant to the offering.

The Company is authorized to issue 9,000 shares of Class B common stock. As of June 30, 2020 and December 31, 2018, there were 1,434 and 5,400 shares of Class B common stock outstanding, respectively.

On April 16, 2019, and with the exception of shares of class A common stock (“Common Stock”) held by persons who acquired securities under the Company’s offering pursuant to Regulation A of the Securities Act of 1933 in 2017-2018 (“Reg A Purchasers”), the Board approved a reduction in the number of outstanding shares of Common Stock and shares of Common Stock subject to options to allow for more of the currently authorized shares of capital stock to be available to be sold to potential investors. Excluding the Reg A Purchasers, the stockholders of the Company executed the Rescission and Relinquishment Agreement (Stockholders) dated April 17, 2019 thereby reducing the number of outstanding shares of Common Stock.

Preferred Stock

The Company is authorized to issue 91,000 shares of preferred stock. No shares of preferred stock were outstanding as of June 30, 2020 and December 31, 2019.

Contributed Capital

On March 31, 2019 and with an effective date thereto (the “Effective Date”), the Company and the Shareholder entered into a debt forgiveness agreement (“Debt Forgiveness”) whereby the Shareholder has forgiven the entire principal balance of $600,000 owing under the Note in addition to all of the related accrued interest then owing of $88,123. This has resulted in a total amount of $688,123 of monies owed to the Shareholder as of the Effective Date being forgiven, treated as contributed capital and reclassified to additional paid-in-capital as of that date.

Stock Incentive Plan

In May 2017, the Company established the 2017 Stock Incentive Plan (the “Plan”). Under the terms of the Plan, the Company is authorized to issue 17,500,000 shares of Class A common stock. Awards under the plan can be in the form of options, awards and restricted stock units. The persons eligible to participate in the Plan are the Company’s employees, directors, consultants and independent advisors. Options are designated as either an incentive option or non-statutory option and may only be granted to employees. As of June 30, 2020 and December 31, 2019, there were 5,370,200 shares available for issuance under the Plan.

In June 2017, the Company granted stock options to purchase 9,000,000 shares of Class A common stock, of which 3,500,000 vested immediately upon issuance. The remainder vest over a period of 36 to 48 months. Each option had a life of ten years and an exercise price of $0.003 per share. The Company valued the options using the Black-Scholes pricing model on the date of grant using the following assumptions:

Expected life (years)	5.00 – 6.08
Risk-free interest rate	1.71-1.83%
Expected volatility	75.0%
Annual dividend yield	0.0%

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Grants to non-employees are expensed at the earlier of (i) the date at which a commitment for performance by the counterparty to earn the equity instrument is reached and (ii) the date at which the counterparty’s performance is complete

Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company uses the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company uses the following inputs when valuating stock-based awards. The expected life of employee stock options was estimated using the “simplified method,” as the Company has no historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock option grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. The expected life of awards that vest immediately use the contractual maturity since they are vested when issued. For stock price volatility, the Company uses public company compatibles and historical private placement data as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option at the grant-date.

As of June 30, 2018, 5,000,000 stock options were exercisable under the Plan with a remaining weighted average life of 8.9 years.

In June 2017, the Company also granted 2,500,000 restricted stock units under the Plan, of which 1,250,000 vested immediately upon issuance. The remainder vest over 36 months. The restricted stock units were granted to a non-employee advisory board member. The Company recognized restricted stock compensation expense of $1,041,042 and $6,419,757 during the six months ended June 30, 2018 and 2017. As of June 30, 2018, total unrecognized stock compensation expense related to unvested restricted stock units was $3,990,660 which will be recognized as restricted stock compensation expense over the remaining vesting term, see below. The amount of future stock-based compensation expense could be affected by any future option grants or by any forfeitures.

During the years ended December 31, 2018 and 2017, the Company recognized $7,083,333 and $21,875,000, respectively, of stock compensation expense related to stock options. As of December 31, 2018, total unrecognized stock compensation expense related to unvested stock options was $12,604,157 which will be recognized as stock compensation expense over the remaining vesting terms, see below. During the year ended December 31, 2017, the Company granted 4,000,000 options to non-employees for which 3,000,000 were outstanding at December 31, 2018, reflecting 1,000,000 options which were forfeited during 2018. The non-employees consist of advisory board members. Of the options granted, 5,000,000 were granted to an employee who is a relative of the majority shareholder.

On April 16, 2019, holders of shares of Common Stock subject to options executed the Rescission and Relinquishment Agreement (Optionholders) dated April 18, 2019 thereby reducing the number of vested and non-vested shares of Common Stock subject to options. On April 23, 2019, the Board approved the Amended and Restated 2017 Stock Incentive Plan (“ANR Plan”) to revise the number of shares of Common Stock reserved for issuance, consistent with the share reduction transactions.

On April 24, 2019, the Board approved issuances of option shares to employees, directors, consultants and independent advisors, but as of April 30, 2019, not all documents effecting these transactions had been executed.

NOTE 8 – RELATED PARTY TRANSACTIONS

Line of Credit

During 2018, the Company entered into a revolving line of credit agreement (“Line of Credit”) with its majority shareholder (the “Shareholder”), evidenced by a secured promissory note (“2018 Note”) from the Company to the Shareholder, which matured on December 31, 2019, the end of the borrowing term (“Borrowing Term”). The Line of Credit allowed the Company to borrow funds up to a total amount of $495,000 on a revolving basis at 8.58% per annum. The 2018 Note required minimum monthly payments of principal and interest during the Borrowing Term and is secured by certain intellectual property rights of the Company. The Company had been utilizing this Line of Credit during the Borrowing Term as a source of additional operating funds for working capital needs. As of December 31, 2019 and 2018, the Company had outstanding borrowings owing under the Line of Credit in the amount of $463,837 and $335,000, respectively. Accrued interest owing under the Line of Credit amounted to $40,501at June 30, 2020 and $27,234 at December 31, 2019. The Company is no longer able to borrow funds under the Line of Credit after the December 31, 2019 maturity date.

The Company has not repaid the 2018 Note and the accrued interest owing at its December 31, 2019 maturity date. In March 2020, the Shareholder agreed to extend the repayment terms of the Note until it is paid in full (“Repayment Period”). Effective March 1, 2020, the Shareholder also agreed to reduce the interest rate on the Note to 2.95% per annum. During the Repayment Period which commenced on June 1, 2020, the Company is required to make minimum monthly payments of $4,000 which will be applied first to any accrued interest owing and then to principal amounts outstanding.

Advances and Loan

During the years ended December 31, 2019 and 2018, the Company received advances of monies totaling $0 and $77,000 (the “Advances”), respectively, from the Shareholder for operational expenses and working capital needs. The Advances didn't bear interest and were due on demand. As of December 31, 2019 and 2018, the amounts due and payable to the Shareholder for these Advances amounted to $77,000 and $69,785, respectively. During March 2019, the $69,785 of Advances owing as of December 31, 2018 were memorialized in the Loan, see further discussion below, and accordingly, the Company reflected the Advances owing as of December 31, 2018 as long-term liabilities in Amounts Due Related Party in the accompanying consolidated balance sheets.

On March 31, 2019, the Company and the Shareholder entered into a loan agreement (the “Loan”) whereby the Shareholder agreed to lend an additional $30,215 in monies to the Company in addition to the $69,785 in Advances then owed for a total Loan amount of $100,000; as well as to memorialize the terms of conditions of the Loan, including repayment. The Loan bears interest at 6% per annum beginning March 31, 2019 and full repayment of the principal and any accrued interest owed under the Loan is required by December 31, 2020. As of June 30, 2020 the principal and accrued interest owing under this Loan totaled $91,426 and $4,266, respectively and at December 31, 2019 $91,426 and $4,266, respectively, and is reflected as current liabilities in Amounts Due Related Party in the accompanying consolidated balance sheets.

Promissory Note and Debt Forgiveness

During 2016, the Company and the Shareholder entered into a note agreement (the “Note”) for $300,000 of funds loaned by the Shareholder to the Company during the 2016 year. During 2017, the Note was amended to increase the loan amount to a total of $600,000, with the Shareholder providing the additional $300,000 of funds to the Company over the course of the 2017 year. In April 2018, and with an effective date as of December 31, 2017, the Note with the Shareholder was further amended to extend the maturity date to December 31, 2019. The Note, as amended, bears interest at 6% per annum and the Shareholder can require the Note to be repaid prior to the maturity date in amount equal to 10% of the net proceeds from any third-party debt or equity financing.

On March 31, 2019, and with an effective date thereto (the “Effective Date”), the Company and the Shareholder entered into a debt forgiveness agreement (“Debt Forgiveness”) whereby the Shareholder has forgiven the entire principal balance of $600,000 owing under the Note in addition to all of the related accrued interest then owing of $88,123. This has resulted in a total amount of $688,123 of monies owed to the Shareholder as of the Effective Date being forgiven, treated as contributed capital and reclassified to additional paid-in-capital as of that date.

As of December 31, 2018, within amounts due related party on the accompanying consolidated balance sheet, was accrued interest of $79,123 due under then Note. As of December 31, 2018, the principal balance outstanding of the Note was $600,000.

Licensing Agreement and Royalties

On April 26, 2017, the Company entered into a Licensing Agreement with Thomas DeLonge and Mr. DeLonge’s affiliated entities Mr. Handsome, LLC and Good in Bed Music, ASCAP (the “DeLonge Entities”), memorializing a verbal license the DeLonge Entities had with the Company and its subsidiaries since 2011 for the use of certain intellectual property rights, in particular Mr. DeLonge’s legal and professional name and likeness, trademarks and copyrights (including master recordings) relating to Mr. DeLonge and the musical band professionally known as Angels and Airwaves.  Under the terms of this Agreement, the Company is obligated to pay the DeLonge Entities a royalty on gross sales ranging from 0.5% – 15% depending on the product category, with a minimum royalty guarantee of $100,000 each calendar year.   The royalties due the DeLonge Entities under this Agreement for each of the years ended December 31, 2019 and 2018 was the minimum guarantee amount of $100,000 and was recorded by the Company as a cost of revenues. For the years ended December 31, 2019 and 2018, the $300,000 and $200,000, respectively, in accumulated royalties due the DeLonge Entities had not been paid and are included as current liabilities in Amounts Due Related Party in the accompanying consolidated balance sheets.

Collectively, monies due the Shareholder under these related party transactions totaled $1,025,743 and $963,763 as of June 30, 2020 and December 31, 2019, respectively.

Other Related Party Transactions

In August 2018, the Company entered into two statements of work with EarthTech International, Inc. (“ETI”) to prepare plans, perform scientific analysis, and advise the Company on materials analysis and beamed energy propulsion launch systems. ETI’s founder and president is Company Director Harold E. Puthoff. These projects total $60,000 of which $12,500 and $30,000 has been paid during 2019 and 2018, respectively.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after June 30, 2020 through September 25, 2020, the issuance date of these consolidated financial statements.

The Company’s operations may be affected by the recent and ongoing outbreak of the coronavirus disease 2019 (COVID-19) which in March 2020 was declared a pandemic by the World Health Organization. The ultimate disruption which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows. In accordance with State of California directives, the Company temporarily closed its retail brick and mortar location and has re-opened it on a limited-schedule basis. Other possible areas that may be affected include, but are not limited to, disruption to the Company’s potential customers, unavailability of products/services and supplies used in operations, and the unavailability of liquidity or capital for the Company’s operations.

On March 30, 2020, the Company entered into a selling agency agreement with Digital Offering, LLC (the “Selling Agent”) who will act as the Company’s exclusive Selling Agent to offer Class A Common Stock to prospective investors under the Company’s current Regulation A offering (the “Offering”). This agreement defines the terms and conditions of the arrangement including reimbursement of expenses to the Selling Agent, the Company's responsibility for all associated Offering expenses, the Selling Agent’s fee of 7.0% of gross proceeds received by the Company in the Offering, and the issuance of immediately exercisable 5-year warrants at $0.50 per share to the Selling Agent to purchase shares of Class A Common Stock equal to 2.0% of the gross proceeds raised by the Company in the Offering.

Item 4. Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation*
2.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation*
2.4	Amended and Restated Bylaws*
2.5	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated July 1, 2020*
3.1	Stockholders Agreement*
4.1	Form of Subscription Agreement governing first Regulation A offering from September 29, 2017 to September 29, 2018*
4.2	Form of Subscription Agreement governing second Regulation A offering from July 12, 2019 to March 29, 2020*
4.3	Form of Subscription Agreement governing second Regulation A offering from March 30, 2019 to July 12, 2020*
4.4	Form of Subscription Agreement governing third Regulation A offering*
6.1	Licensing Agreement dated April 26, 2017*
6.6	2017 Stock Incentive Plan*
6.7	Notice of Grant of Stock Option*
6.8	Lock-Up Agreement*
6.9	Loan Agreement dated April 26, 2017*
6.10	First Amendment to Loan Agreement dated August 10, 2017*
6.11	Second Amendment to Loan Agreement dated April 19, 2018*
6.12	Beamed Energy Launch System Program Planning Project Statement of Work*
6.13	Materials Study – Set A Program Statement of Work*
6.14	Secured Promissory Note*
6.15	Debt Forgiveness Agreement dated March 31, 2019*
6.16	Loan Agreement dated March 31, 2019*
6.17	Rescission and Relinquishment Agreement (Stockholders) dated April 17, 2019*
6.18	Rescission and Relinquishment Agreement (Options) dated April 18, 2019*
6.19	Amended and Restated 2017 Stock Incentive Plan*
6.20	Independent Director Agreement dated May 14, 2019*
6.21	Subscription Agreement dated May 14, 2019*
6.22	Asset Purchase Agreement dated July 15, 2019*
6.23	Consulting Agreement dated August 2, 2019*
6.24	Form of Selling Agency Agreement*
6.25	Side-Letter dated August 29, 2020*
6.26	Cooperative Marketing Agreement dated July 11, 2019*
6.27	Addendum to Cooperative Marketing Agreement dated April 15, 2020*
6.28	Cooperative Research and Development Agreement dated October 10, 2019*
6.29	Master Participating Dealer or Selling Agreement with Cambria Capital dated July 21, 2020*
8.1	Form of Escrow Services Agreement*
11.1	Consent of Independent Auditor*

* Previously filed.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TO THE STARS ACADEMY OF ARTS AND SCIENCE INC.

/s/ Thomas M. DeLonge
By Thomas M. DeLonge, Chief Executive Officer
Date: September 28, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Thomas M. DeLonge
Thomas M. DeLonge, Director, Chief Executive Officer, and President
Date: September 28, 2020

/s/ Louis Tommasino
Louis Tommasino, Chief Financial Officer and Principal Accounting Officer
Date: September 28, 2020